UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☒

For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.   ☐

For the transition period from ______________________ to _____________________.

Commission File No. 0-14703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Index

Report of Independent Registered Public Accounting Firm

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Albany, New York
June 26, 2008

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NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
Cash and money market funds	$550,713	200,484
Collective investment fund	4,352,855	3,744,790
Bond mutual funds	2,803,156	2,038,871
Common stock of NBT Bancorp Inc.	27,363,051	34,400,235
Domestic equity mutual funds	22,293,830	18,125,758
Foreign equity mutual funds	3,128,804	2,221,874
Participant loans receivable	738,422	665,745
Total investments	61,230,831	61,397,757
Employer contribution receivable	360,723	346,984
Total plan assets	61,591,554	61,744,741
Liabilities:
Excess contributions due to plan sponsor	42,296	65,261
Net assets available for plan benefits at fair value	61,549,258	61,679,480
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(21,567)	35,998
Net assets available for plan benefits	$61,527,691	61,715,478

See accompanying notes to financial statements.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Contributions:
Participants	$2,788,969	2,525,031
Employer	1,286,404	1,345,197
Rollovers	133,680	107,081
Total contributions	4,209,053	3,977,309
Investment income:
Net realized and unrealized (loss) gain on investments	(1,831,969)	7,226,855
Interest	56,020	46,753
Dividends	1,580,297	1,374,146
Net investment (loss) income	(195,652)	8,647,754
Total increase	4,013,401	12,625,063
Deductions from net assets attributed to:
Distributions	(4,201,188)	(4,823,734)
Net (decrease) increase in net assets before transfer from another plan	(187,787)	7,801,329
Transfer from another plan	—	1,867,176
Net (decrease) increase in net assets	(187,787)	9,668,505
Net assets available for plan benefits:
Beginning of year	61,715,478	52,046,973
End of year	$61,527,691	61,715,478

See accompanying notes to financial statements.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan

The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement or summary plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan as defined under Section 401(a) of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

All employees over age 21 who are scheduled to complete 1,000 hours of service or have completed 1,000 hours of service are eligible to participate in the Plan.

(c)	Contributions

Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

The Sponsor provides a matching contribution of 100% of each participant’s contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor’s board of directors, may be contributed to the Plan each year. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Participants must be actively employed on the last day of the year to share in this discretionary contribution, which is allocated to participants based on compensation. During 2007 and 2006, discretionary contributions of $360,723 and $346,984, respectively, were approved by the Sponsor’s board of directors. These amounts were paid during 2008 and 2007, respectively.

(d)	Participants’ Accounts

Participants may elect to have their contributions invested among the various funds available to the Plan, including the NBT Bancorp Inc. common stock fund. Each participant’s account is credited with the Sponsor’s and participant’s contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

(e)	Vesting

Participants’ contributions and any investment income thereon are 100% vested. Participants vest in the employer contributions on a graded basis of 20% for each full year of service (minimum 1,000 hours) until 100% vested. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(f)	Participant’s Claims Upon Plan Termination

Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant’s account would become fully vested.

(g)	Forfeitures

Forfeitures are applied to reduce the amount of future employer contributions otherwise required to be paid. In 2007 and 2006, forfeitures from nonvested accounts totaled $80,948 and $33,020, respectively. Forfeiture account balances totaled $16,061 and $4,970 at December 31, 2007 and 2006, respectively.

(h)	Payment of Benefits

Upon normal or early retirement, disability, death, or termination of employment, the value of a participant’s account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

(i)	Participant Loans

Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Participants are not allowed to borrow from employer contributions made subsequent to January 1, 1997. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants’ current investment allocation elections.

(j)	Administrative Expenses

Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor. Loan fees are paid by the borrower.

(k)	Voting Rights

With respect to participant account balances that are invested in shares of the Sponsor’s stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Amounts in the prior year’s financial statements are reclassified when necessary to conform with the current year’s presentation.

(b)	Transfer of Plan Assets

On February 10, 2006, the Sponsor acquired CNB Bancorp, Inc. and its wholly owned subsidiary, City National Bank & Trust Company (CNB Bank). On March 1, 2006, the City National Bank & Trust Company Profit Sharing Plan sponsored by CNB Bank was merged with and into the Plan. From the date of the merger of the holding companies, until the date of the merger of the plans, participant contributions were made to the City National Bank & Trust Company Profit Sharing Plan.

Management of the Company believes that this transfer was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code, and therefore, was not subject to federal income taxes.

(c)	Investments Held in Trust

The Plan’s investments are stated at fair value on the Statement of Net Assets Available for Plan Benefits with an adjustment from fair value to contract value for fully benefit-responsive investment contracts. Changes in the carrying value for fully benefit-responsive investment contracts and changes in fair value for all other investments are included in net appreciation of fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

Fair values of mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Loans to participants are carried at the unpaid principal balance, which approximates fair value.

The collective investment fund consists of the Federated Capital Preservation Fund (the Fund), which primarily holds guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or open-end registered investment companies) owned by the Fund with wrap contracts that guarantee a fixed or variable rate for the term of the contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits, disclosure of contingent assets and liabilities, the reported amount of increases and decreases in net assets available for plan benefits, and the fair value of investments. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

(3)	Investments

Fair value of investments that represent 5% or more of the net assets available for plan benefits at December 31, 2007 or 2006 are as follows:

	2007	2006
Collective Investment fund:
Federated Capital Preservation Fund	$4,352,855	3,744,790
Domestic equity mutual funds:
American Funds Growth Fund of America	5,254,839	4,502,170
Dodge & Cox Balance Fund	3,760,981	2,780,649
Foreign equity mutual fund:
American Funds New Perspective Fund	3,128,804	2,221,874
Common stock:
NBT Bancorp Inc.	27,363,051	34,400,235

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (depreciated) appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	2007	2006

Bond mutual funds	$63,874	(5,771)
Common stock of NBT Bancorp Inc.	(3,417,227)	5,280,250
Domestic equity mutual funds	1,189,023	1,617,684
Foreign equity mutual funds	332,361	334,692
	$(1,831,969)	7,226,855

(4)	Nonparticipant Directed Investments

Information about the investments relating to accumulated nonparticipant directed contributions for the years ended December 31, 2007 and 2006, respectively, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows:

	2007	2006

Fair value of NBT Bancorp Inc. common stock at December 31, 2006	$31,684,550	27,363,793
Contributions	1,286,404	1,345,197
Dividends	1,014,361	1,050,196
Net realized and unrealized (depreciation) appreciation	(3,276,317)	4,867,743
Transfers to participant-directed investments	(3,799,687)	(483,638)
Distributions	(1,738,436)	(2,458,741)
Fair value of NBT Bancorp Inc. common stock at December 31, 2007	$25,170,875	31,684,550

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Index

NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(6)	Party-in-Interest Transactions

Certain Plan investments are shares of NBT Bancorp Inc., the Plan’s sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

EPIC Advisors, Inc., the Plan’s recordkeeper, is a wholly-owned subsidiary of NBT Financial Services, Inc., which is a wholly-owned subsidiary of the Sponsor.

Index

Schedule 1
NBT BANCORP INC.
401(k) AND EMPLOYEE STOCK
OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2007

(a)	(b) Identity of issuer borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Cash	Cash	**	$550,669
	Federated Prime Obligation Fund	Money market fund	**	44
	Federated Capital Preservation Fund	Collective investment fund	**	4,331,288
	Dodge & Cox Income	Bond mutual fund, 107,153 shares	**	1,340,487
	Vanguard Intermediate US Treasury	Bond mutual fund, 129,325 shares	**	1,462,669
	American Funds Growth Fund of America	Equity mutual fund, 156,767 shares	**	5,254,839
	Vanguard Capital Opportunity	Equity mutual fund, 12,161 shares	**	1,034,440
	Columbia Acorn	Equity mutual fund, 42,622 shares	**	1,262,048
	Federated Capital Appreciation Fund	Equity mutual fund, 134,892 shares	**	2,878,593
	FPA Capital	Equity mutual fund, 16,762 shares	**	615,334
	T-Rowe Price Mid Cap Growth	Equity mutual fund, 20,022 shares	**	1,154,663
	Royce Low Price Stock	Equity mutual fund, 42,731 shares	**	631,570
	Dodge & Cox Stock Fund	Equity mutual fund, 17,662 shares	**	2,441,976
	Dodge & Cox Balance Fund	Equity mutual fund, 46,432 shares	**	3,760,981
	Janus Mid Cap Value Investment	Equity mutual fund, 41,294 shares	**	926,223
	Vanguard 500 Index Fund	Equity mutual fund, 20,222 shares	**	2,257,540
	Fidelity Low Price Stock	Equity mutual fund, 1,839 shares	**	75,623
	American Funds New Perspective Fund	Foreign equity mutual fund, 93,425 shares	**	3,128,804
*	NBT Bancorp Inc.	Common stock, 1,199,082 shares	21,300,297***	27,363,051
*	Participant loans receivable	Interest rates – 5.00% – 10.00%	**	738,422
				$61,209,264

*	Party-in-interest.

**	Cost omitted for these participant directed investments.

***	Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying report of independent registered public accounting firm.

Index

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2008	NBT BANCORP INC. 401(k) AND
EMPLOYEE OWNERSHIP PLAN

	By:	/s/ Catherine Scarlett

Catherine Scarlett
Executive Vice President and Director of
Human Resources and Member of the
401(k) Plan Administrative Committee of
The NBT Bancorp Inc. 401(k) and
Employee Stock Ownership Plan